SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Braintech, Inc.

(Name of Company)

Common Stock, $.001 par value

(Title of Class of Securities)

105022206

(CUSIP Number)

Frederick W. Weidinger
1750 Tysons Boulevard, Suite 350
McLean, VA 22102
Telephone: (703) 637-9780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Thomas E. McCabe, Esq.
1750 Tysons Boulevard
Suite 350
McLean, Virginia  22102
Telephone:  (703) 637-9780

January 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note .  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109022206

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick W. Weidinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO/PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	47,978,772(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	47,978,772(1)
	10	SHARED DISPOSITIVE POWER	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,978,772(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.33%(2)
14		TYPE OF REPORTING PERSON IN

(1)
Includes 37,567,522 shares held outright, 7,411,250 shares which may be acquired pursuant to the exercise of warrants (with exercise prices ranging from $0.030 to $0.50 per share), and 3,000,000 shares which may be acquired pursuant to the exercise of options (at an exercise price of $0.42 per share).

(2)
Based on 105,683,578 shares of common stock issued and outstanding as of January 27, 2010, plus 10,411,250 shares which may be acquired pursuant to the exercise of warrants and options as explained in the previous note, for 116,095,828 total shares deemed to be outstanding under Rule 13d-3(d)(1).

Item 1.  Security and Company.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (“Common Stock”), of Braintech, Inc., a Nevada corporation (“Company”).  The address of the principal executive offices of the Company is 1750 Tysons Boulevard, Suite 350, McLean VA 22102.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Frederick W. Weidinger (“Reporting Person”).

This Schedule 13D relates to 47,978,772 shares of Common Stock held by the Reporting Person (“Shares”).  The Reporting Person has sole voting and dispositive power over the Shares.

The Reporting Person is currently serving as Chief Executive Officer, Director and Chairman of the Board of Directors of the Company.

The business address of the Reporting Person is 1750 Tysons Boulevard, Suite 350, McLean, VA 22102.

During the past five years, the Reporting Person has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 4, 2005, the Reporting Person purchased 97,500 shares of Common Stock and warrants to purchase 48,750 shares of Common Stock at an exercise price of $.50 for $39,000 and on May 3, 2005, purchased 250,000 shares of Common Stock and warrants to purchase 125,000 shares of Common Stock at an exercise price of $.30 for $200,000.

On January 12, 2005, the Reporting Person purchased 125,000 shares of Common Stock and warrants to purchase 62,500 shares of Common Stock at an exercise price of $.50 for $50,000.

In November 2006, the Reporting Person provided a $750,000 standby letter of credit (“Letter of Credit”) as partial security for a bank loan provided under that certain loan agreement, dated November 2, 2006, between Royal Bank of Canada (“RBC”) and the Company (“2006 RBC Agreement”).  In return for the Letter of Credit, the Reporting Person received 1,500,000 shares of Common Stock, warrants to purchase 2,250,000 shares of Common Stock at an exercisable price of $0.30 per share, and warrants to purchase 1,125,000 shares at an exercise price of $0.50 per share.

In August 2007, the Company issued the Reporting Person 750,000 shares of Common Stock at a deemed price of $0.48 per share in consideration for the Company’s failure to register the shares of Common Stock originally issued pursuant to the Letter of Credit as required.

On September 5, 2007, the Reporting Person disposed of 150,000 shares of Common Stock by gift for no consideration.

The Company and the Reporting Person were parties to that certain Executive Employment agreement with Stock Purchase and Stock Option Provisions dated as of October 22, 2007, as amended as of May 12, 2008 (“2007 Agreement”).  The Reporting Person received a signing bonus of an option to purchase 2,000,000 shares of Common Stock at a price of $0.42 per share under the 2007 Agreement. Under the 2007 Agreement, the Reporting Person purchased from the Company 8,000,000 shares of Common Stock for an aggregate purchase price of $80,000 ($0.01 per share), of which 7,000,000 shares were subject to certain milestones and as such were held in escrow pending completion of the milestones.  During 2008 and 2009, the Reporting Person achieved certain milestones which required the release of a total of 4,000,000 of the escrowed shares, and the Reporting Person also achieved a milestone which required the release from escrow of an option to purchase 1,000,000 shares of Common Stock at a price of $0.42 per share.  Other milestones were not achieved, and on August 10, 2009, under the terms of the 2007 Agreement, 3,000,000 of the escrowed shares were forfeited by the Reporting Person and repurchased by the Company for the original aggregate purchase price of $30,000 ($0.01 per share).  At the Company’s request due to its cash situation, the Reporting Person voluntarily deferred this amount pursuant to a Promissory Note.

On September 26, 2008, the Reporting Person received warrants to purchase 50, 000 shares of Common Stock at an exercise price of $0.36 per share as compensation for advancing $50,000 to the Company to facilitate acquisition of a company by the Company.

As of July 29, 2008, the Company and RBC refinanced the 2006 RBC Agreement with a new agreement (“2008 RBC Agreement”).  In connection with the 2008 RBC Agreement, the Reporting Person agreed that the Letter of Credit, which was provided to RBC under the 2006 RBC Agreement, would continue to be held by RBC as partial security for the Company’s obligations owing to RBC under the 2008 RBC Agreement.  On September 26, 2008, as compensation for extending the Letter of Credit, the Reporting Person received 1,500,000 shares of Common Stock and warrants to purchase 3,750,000 shares of Common Stock at an exercise price of $0.30 per share.

On June 16, 2009, effective as of January 1, 2009, the Company and the Reporting Person entered into a new Employment and Retention Agreement (the “2009 Agreement”).  The 2009 Agreement provides that the Reporting Person is eligible to earn 13,000,000 shares of Common Stock on the achievement of certain milestones as follows:  5,000,000 shares upon the successful refinance, roll-over, extension or restructure of the Company’s loan facility or a new facility with any party; 3,000,000 shares upon the attainment of $2,500,000 in revenue for any 12-month rolling period beginning in 2009; 2,500,000 shares upon the attainment of $4,500,000 in revenue for any 12-month rolling period beginning in 2010; and 2,500,000 shares upon the attainment of $7,000,000 in revenue for any 12-month rolling period beginning in 2011.  Notwithstanding the foregoing milestones, all of such shares will immediately vest upon a Change in Control (as defined in the “2009 Agreement”) or if any third party or parties invest at least $2,000,000 in the Company in exchange for equity or any instrument convertible into equity, including a debt instrument that has equity warrants or options attached.

Under the 2009 Agreement, the Reporting Person’s $5,000 monthly salary increase was paid in stock from January 1 through October 31, 2009, and as a result, a total of 495,022 shares of stock were issued to the Reporting Person in lieu of his salary increase.  The 2009 Agreement provides that the Reporting Person’s earned and deferred performance-based cash bonuses totaling $90,300 for 2007 and 2008 shall be accrued on the books of the Company until paid (with interest accruing at 5%) or at the option of the Reporting Person may be converted to Common Stock at the average price of the Common Stock during the month of conversion.  During November 2009, partial payment of $58,000 of this bonus was made at the direction of the Company’s Executive Committee of the Board of Directors.

If the Company terminates the Reporting Person’s employment without Good Cause (as defined in the Agreement) or the Reporting Person terminates such employment with Good Reason (as defined in the Agreement), or his employment is terminated because of permanent incapacity or death, he will be entitled to (i) all unpaid compensation, leave and benefits, allowances and perquisites up to the termination date, (ii) a lump sum payment equal to two times the highest Base Salary during his employment with the Company, (iii) continuation of all employee benefits and executive family benefits under the Agreement for two years after the termination date.  In addition, all Bonus Stock will immediately vest, and all Bonus Stock Options will immediately vest and may be exercised within 36 months of the termination date.

If the Reporting Person’s employment is terminated by the Company with Good Cause or by the Reporting Person without Good Reason, (i) he will be entitled to all unpaid compensation and benefits, stock and options earned (where the required milestones have been achieved as of the termination date) up to the termination date, (ii) all Bonus Stock Options granted as of the date of termination will immediately vest and may be exercised within 24 months, and (iii) he shall not be entitled to any further cash Bonus under paragraph 8 of the Agreement.

In connection with the Company’s Loan and Security Agreement (Term Loan) (“SVB Loan”) with Silicon Valley Bank (“SVB”), the Reporting Person and other individuals (“Pledgors”) provided cash or a letter of credit (collectively, “Pledges”) to SVB as collateral for the Company’s obligations under the SVB Loan.   The Company’s Board of Directors (“Board”) established a Board committee (“Independent Directors Committee”) consisting of directors who did not provide letters of credit for the RBC loans or Pledges for the SVB Loan.  The Board established the Independent Directors Committee to recommend the appropriate compensation for the Pledgors.  As of September 21, 2009, the Independent Directors Committee reached an agreement with the Pledgors, subject to closing the SVB Loan, whereby, in addition to other consideration, the Company would issue to each Pledgor, at the closing of the SVB Loan, 20 shares of Common Stock for each $1.00 of Pledge provided by such Pledgor in support of the SVB Loan.  These shares were issued on January 27, 2010.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with the Reporting Person’s position as Chief Executive Officer and Chairman and as a Director of the Company, has no plans or proposals which would result in:

(a)  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company’s business or corporate structure;

(g)  Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Company.

As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 47,978,772 shares of Common Stock, which represents approximately 41.33% of the Common Stock outstanding as of January 27, 2010.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such 47,978,772 shares of Common Stock.

Other than as set forth herein, there have been no transactions in the securities of the Company by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

The Reporting Person expressly disclaims ownership of any Common Stock or other securities of the Company beneficially owned by any LC Provider.  Other than Common Stock and other securities of the Company which the Reporting Person owns directly as described elsewhere in this statement, the Reporting Person disclaims beneficial ownership of any other Common Stock or other securities of the Company.

Item 7.  Material to be filed as Exhibits

Exhibit 10.1.   Form of Loan Guarantee and Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on October 26, 2006).

Exhibit 10.2.  Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on October 26, 2006).

Exhibit 10.3.  Executive Employment Agreement with Stock Purchase and Stock Option Provisions, dated as of October 22, 2007, by and between the Company and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on October 31, 2007).

Exhibit 10.4.  Amendment No. 1 dated May 12, 2008 to the Executive Employment Agreement dated October 22, 2007 between the Company and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on May 14, 2008).

Exhibit 10.5.  Employment and Retention Agreement, effective as of January 1, 2009, by and between the Company and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 24, 2009).

* Exhibit 10.6.  Pledge and Stock Purchase Agreement dated as of January 15, 2010 between the Company and the Reporting Person.

Exhibits filed herewith are designated by an asterisk (*).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:           /s/ Frederick W. Weidinger

Name:           Frederick W. Weidinger

Date:           January 29, 2010